Quarterly Earnings Report                                                              April 30, 2014
            1Q14

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2013, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group’s net sales for the fourth quarter reached $8,614.9 million pesos
  Gross income for the period was $1,687.9 million; the gross margin for the quarter was 19.59%
  Operating expenses reached $1,694.9 million pesos and represented 19.67% of the Company total sales
  Quarterly operating income was of $-6.9 million, resulting in an operating margin of -0.8% for the period
  First quarter EBITDA was $-53.7 million, or -0.62% of total sales
  As of March 31, 2014, GCS’s net debt decrease in $7,082.8 5 million
  GCS closed the quarter with 22 Distribution Centers and 1,467 pharmacies in operation across Latin America

Mexico City, Mexico, April 30, 2014.Grupo Casa Saba (SAB)(Saba, GCS, the Company or the Group), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and one of the most important pharmacy chains in Latin America, announced its consolidated financial and operating results for the first quarter of 2014.

QUARTERLY EARNINGS

As of the end of the first quarter, the competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods segments prevailed in Mexico as well as in Chile, mainly due to a larger number of participants in the markets in which we operate. Our operating strategy continues to focus on improving logistics efficiency levels, controlling costs and expenses, in addition to offering competitive prices and generating positive results in practically all our divisions. At the sales level, we are continuing to focus on improving the availability of the products that our customers most demand both at the wholesale and retail pharmacy chain networks. With regards to growth, we continue to implement our strategy, which has enabled us to strengthen our presence in the markets in which we already operate, as well as improving the recognition of our brands.

NET SALES

Net sales for the quarter totaled $8,614.9 million, and equivalent to a decrease of 11.3% when compared to $1,888.4 million in 1Q2014.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods divisions totaled $2,793.6 million. When compared to the same quarter of last year, there was a 48.8% decrease, which resulted mainly due to the disincorporation of distribution division. In addition, sales were negatively affect due to o lower economic growth in the country during the 1st quarter of 2014.

In terms of total sales, this division’s underwent a decrease on participation from 49.6%in 1Q2013 in comparison to the 32.4% in the 1Q2014

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division totaled $89.8 million. This division registered a 34.0% decrease in sales compared to the first quarter of 2013, as the result of the deferral on the date of tenders.

In terms of total sales, this division passed from 1.2% in 1Q2013 to 1.0% in the 1Q2014.

RETAIL PHARMACY

During the first quarter of the current year, sales from our Retail Pharmacy division reached $5,731.3 million. Compared to the same quarter last year, there was a 5.7% increase. The increase was mainly achieved due to the correct implementation of our growth strategy, focused on the markets in which we already operate. This division’s percentage attribution to the Group’s overall sales rose to 66.5%, versus 49.2% in the 1Q2013.

As a result, the sales mix for the first quarterof 2014 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                           66.5%
                                       Total Distribution                          33.5%
                                    Pharma, Health & Beauty                  32.4%
                                     Government Pharma                           1.0%
                                                 TOTAL                                100.0%

GROSS INCOME

During the first quarter of 2014, gross income reached $1, 687.9 million pesos, and an amount 10.6% lower than the gross income reached in the first quarter of 2013. This was mainly due a decrease in sales in our distribution and government areas.

OPERATING EXPENSES

Operating expenses in the first quarter of 2014 resulted in $1,694.9 million. This represents an increase of $73.9 million pesos, or 4.5%, compared to the same period of the previous year. This increase was mainly a result of the expenses were incurred due to the opening of 84 new pharmacies in this quarter.

As a percentage of total sales, operating expenses represented 19.6% during the first quarter of 2014 compared to 14.7% during the same period of 2013.

OPERATING INCOME

Quarterly operating income for 1Q2014 was $-6.9 million, an amount 102.6% lower than the $267.5 million reported in 1Q2013. This decrease in operating income was the result of the decline in sales due the disincorporation of companies in previous quarters and declining sales in the distribution division.

Operating income margin for the 1Q2014 was -0.08%, versus 2.43% in 1Q2014.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 1Q2014 was $-53.7 million, a lower amount compared to the $50.3 million reported in the first quarter of 2013.

EBITDA margin for the first quarter of 2014 was -0.62%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $112.7 million in 1Q2014, 47.3% lower than the CCF reported during 1Q2013.

This decrease was primarily due to lower bank debt

NET DEBT

The Company’s net debt at the end of 1Q2014 was $7,082.8 million pesos. There was a decrease of 10.6% with respect to last year.

OTHER EXPENSES (INCOME)

During the first quarter of the year, other expenses totaled $66.0 million. This was mainly due to the restructuring of extraordinary expenses done by one the Group’s subsidiaries.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the first quarter of 2014 resulted in a positive balance of $41.3 million pesos, while the 1T2013 this Sector totaled $ 54.6 million to pay.

NET INCOME (LOSS)

In the first quarter, 2014 GCS recorded a net loss of $94.9 million, an amount 90.6 million higher compared to the amount recorded during the same period of the previous year. This variation is mainly due to the extraordinary expenses recorded during the previous year.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 328.5 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol SAB.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward looking statements.Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    Grayling
Raymundo Barreiro                                                                                  Jesus Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of March 2014

	Jan-March		Jan-March		Difference
Income Statement	2013	% of sales	2014	% of sales	$	%
NET SALES	11,016,746	100.00%	8,614,928	100.00%	-2,401,818	(21.80%)
COST OF SALES	9,128,265	82.86%	6,927,013	80.41%	-2,201,251	(24.11%)
Gross Profit	1,888,481	17.14%	1,687,914	19.59%	-200,567	(10.62%)
OPERATING EXPENSES
Sales Expenses	177,396	1.61%	161,464	1.87%	-15,932	(8.98%)
Administrative Expenses	1,443,545	13.10%	1,533,439	17.80%	89,894	6.58%
Operating Expenses	1,620,940	14.71%	1,694,903	19.67%	73,962	4.56%

Operating Income	267,541	2.43%	-26,102	(0.30)%	-293,642	(109.76%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	240,345	2.18%	168,883	1.96%	-71,463	(29.73%)
Interest (Earned)	-24,575	(0.22%)	-33,944	(0.39%)	-9,369	38.12%
Exchange Loss (Gain)	-1,849	(0.02%)	-22,205	(0.26%)	-20,356	1101.12%
Monetary Position (gain)	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	213,921	1.94%	112,733	1.31%	-101,187	(47.30%)

OTHER EXPENSES (INCOME), net	3,298	0.03%	-66,005	(0.77%)	-69,303	(2101.39%)

NET INCOME BEFORE TAXES	50,322	0.46%	-53,717	(0.62%)	-104,038	(206.75%)

PROVISIONS FOR:
Income Tax	54,683	0.50%	44,979	0.52%	-9,703	(17.74%)
Asset Tax	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	-	0.0%	-3,729	(0.04%)	-3,729	-
Profit sharing due	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%
Total taxes	54,683	0.50%	41,250	0.48%	-13,433	(24.56%)

Net Income Before Extraordinary Items	-4,361	(0.04%)	-94,967	(1.10%)	-90,606	2077.53%

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%
Net Income	-4,361	-0.04%	-94,967	-1.10%	-90,606	2077.53%

Depreciation and Amortization	80,813	0.73%	98,821	1.15%	18,008	22.28%
Operating Income plus Depreciation and Amortization	348,353	3.16%	91,832	1.07%	-256,521	(73.64%)

Net Income corresponding to Minority Interest	1,833		601	0.01%	-1,231	-67.18%

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands ofMexican pesos as of March 2014

ACCOUNT / SUBACCOUNT	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	27,060,765	28,513,587

CURRENT ASSETS	15,974,289	17,435,810
CASH AND CASH EQUIVALENTS	1,580,696	1,135,536
CLIENTS (NET)	6,398,160	6,664,165
CLIENTS	8,392,478	8,257,575
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,994,318	-1,593,410
OTHER ACCOUNTS RECEIVABLES (NET)	2,205,677	2,404,310
INVENTORIES	5,778,351	7,219,119
OTHER CURRENT ASSETS	11,405	12,680

LONG TERM	21,529	33,052
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	21,529	33,052
PROPERTY MACHINARY AND EQUIPMENT NET	3,131,262	3,115,617
PROPERTY	2,318,963	2,249,221
MACHINERY AND EQUIPMENT	2,433,272	2,644,048
OTHER EQUIPMENT	1,463,523	1,764,214
ACCUMULATED DEPRECIATION	-3,090,350	-3,554,540
CONSTRUCTION IN PROGRESS	5,854	12,674
INTANGIBLE ASSETS (NET)	6,505,596	6,567,239
GOODWILL	2,421,223	2,462,132
BRANDS	2,697,297	2,677,690
RIGHTS AND LICENSING	1,370,831	1,412,252
OTHER INTANGIBLE ASSETS	16,245	15,165
OTHER NON CURRENT ASSETS	1,428,089	1,361,869
ADVANCE PAYMENTS	97,058	28,623
DEFERRED CHARGES (NET)
OTHERS	1,331,031	1,333,246

TOTAL LIABILITIES	22,789,695	23,928,776

CURRENT LIABILITIES	14,905,838	15,837,330
BANK CREDITS	1,513,095	1,683,123
SUPPLIERS	12,622,286	13,411,416
TAXES PAYABLE	770,457	742,791
OTHER CURRENT LIABILITIES	1,205,209	1,123,201
EMPLOYEE BENEFITS	317,437	280,710
OTHER CURRENT LIABILITIES	887,772	842,491
NON CURRENT LIABILITIES	7,150,445	7,373,937
BANK CREDITS	7,150,445	7,373,937
OTHER LIABILITIES	-471,797	-405,692

SHAREHOLDERS' EQUITY	4,271,070	4,584,811

CONTRIBUTED CAPITAL	2,593,872	2,593,872
CAPITAL STOCK PAID (NOMINAL)	767,902	767,902
CAPITAL STOCK PAID UPDATE	956,093	956,093
PREMIUM ON STOCK SOLD	869,877	869,877
CAPITAL INCREASE (DECREASE)	1,677,198	1,990,939
ACCUMULATED PROFIT AND LEGAL RESERVE	709,965	1,415,907
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	-94,967	-487,168